EXECUTION COPY

Letter Agreement

To:

Miller Investment Trust

The Wellesley Office Park

20 William Street

Wellesley, Massachusetts  02481

Dear Board Members:

You have engaged us to act as the investment adviser to the Miller Convertible Fund (the “Fund”) pursuant to an Investment Advisory Agreement dated as of December 21, 2007 (the “Agreement”).

Effective upon the commencement of operations of the Fund through October 31, 2012, we hereby contractually agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage fees and commissions; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; indirect expenses incurred by the underlying funds in which the Fund invests; and extraordinary expenses) at 0.00% of the average daily net assets for Class NF shares, for that period.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours, WELLESLEY INVESTMENT ADVISORS, INC. By: /s/ Greg Miller Name: Greg Miller Title: CEO

Acceptance

The foregoing Agreement is hereby accepted.

MILLER INVESTMENT TRUST By: _/s/ Greg Miller, President